UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

China Online Education Group

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

16954L105

(CUSIP Number)

Sequoia Capital China Growth Fund I, L.P.

c/o Codan Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman, KY1-1111, Cayman Islands

(852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes &Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

June 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954L105	SCHEDULE 13D	Page 2 of 14

1.	Names of Reporting Persons. SCC Venture V Holdco I, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,830,307
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,830,307

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,830,307
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.4%1
14.	Type of Reporting Person (See Instructions) OO

1

The percentage is based upon 183,857,003 Class A ordinary shares of the Issuer outstanding as of June 4, 2020, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on June 4, 2020.

CUSIP No. 16954L105	SCHEDULE 13D	Page 3 of 14

1.	Names of Reporting Persons. Sequoia Capital China Venture Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,830,307
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,830,307

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,830,307
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.4%2
14.	Type of Reporting Person (See Instructions) PN

2

The percentage is based upon 183,857,003 Class A ordinary shares of the Issuer outstanding as of June 4, 2020, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on June 4, 2020.

CUSIP No. 16954L105	SCHEDULE 13D	Page 4 of 14

1.	Names of Reporting Persons. SC China Venture V Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,830,307
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,830,307

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,830,307
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.4%3
14.	Type of Reporting Person (See Instructions) PN

3

The percentage is based upon 183,857,003 Class A ordinary shares of the Issuer outstanding as of June 4, 2020, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on June 4, 2020.

CUSIP No. 16954L105	SCHEDULE 13D	Page 5 of 14

1.	Names of Reporting Persons. SCC Growth I Holdco A, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,700,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,700,161

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,700,161
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.45%4
14.	Type of Reporting Person (See Instructions) OO

4

The percentage is based upon 183,857,003 Class A ordinary shares of the Issuer outstanding as of June 4, 2020, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on June 4, 2020.

CUSIP No. 16954L105	SCHEDULE 13D	Page 6 of 14

1.	Names of Reporting Persons. Sequoia Capital China Growth Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,700,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,700,161

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,700,161
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.45%5
14.	Type of Reporting Person (See Instructions) PN

5

The percentage is based upon 183,857,003 Class A ordinary shares of the Issuer outstanding as of June 4, 2020, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on June 4, 2020.

CUSIP No. 16954L105	SCHEDULE 13D	Page 7 of 14

1.	Names of Reporting Persons. Sequoia Capital China Growth Fund Management I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,700,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,700,161

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,700,161
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.45%6
14.	Type of Reporting Person (See Instructions) PN

6

The percentage is based upon 183,857,003 Class A ordinary shares of the Issuer outstanding as of June 4, 2020, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on June 4, 2020.

CUSIP No. 16954L105	SCHEDULE 13D	Page 8 of 14

1.	Names of Reporting Persons. SC China Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 47,530,468
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 47,530,468

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,530,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.85%7
14.	Type of Reporting Person (See Instructions) OO

7

The percentage is based upon 183,857,003 Class A ordinary shares of the Issuer outstanding as of June 4, 2020, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on June 4, 2020.

CUSIP No. 16954L105	SCHEDULE 13D	Page 9 of 14

1.	Names of Reporting Persons. SNP China Enterprises Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 47,530,468
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 47,530,468

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,530,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.85%8
14.	Type of Reporting Person (See Instructions) OO

8

The percentage is based upon 183,857,003 Class A ordinary shares of the Issuer outstanding as of June 4, 2020, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on June 4, 2020.

CUSIP No. 16954L105	SCHEDULE 13D	Page 10 of 14

1.	Names of Reporting Persons. Nan Peng Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 47,530,468
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 47,530,468

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,530,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.85%9
14.	Type of Reporting Person (See Instructions) IN

9

The percentage is based upon 183,857,003 Class A ordinary shares of the Issuer outstanding as of June 4, 2020, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on June 4, 2020.

CUSIP No. 16954L105	SCHEDULE 13D	Page 11 of 14

Except as set forth in this Amendment No. 5 (this “Amendment”), the initial Schedule 13D that was filed on June 27, 2016 (the “Initial Filing”), as amended by Amendment No. 1 filed on May 18, 2017, Amendment No. 2 filed on April 26, 2018, Amendment No. 3 filed on April 25, 2019 and Amendment No. 4 filed on April 8, 2020 (together with the Initial Filing, the “Original 13D”), remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is amended to add the text set forth below:

“June 2020 Registered Offering

On June 4, 2020, the Reporting Persons entered into an underwriting agreement (the “June Underwriting Agreement”), with the Issuer, the other selling shareholders named in Schedule II thereto (such selling shareholders, together with the Reporting Persons, the “June 2020 Selling Shareholders”) and Morgan Stanley & Co. LLC and Needham and Company, LLC, as underwriters named in Schedule I thereto (the “June 2020 Underwriter), pursuant to which the Reporting Persons agreed to sell American Depository Shares representing 3,449,820 Class A ordinary shares at a price per Class A ordinary share of approximately $1.20 (the “June 2020 Registered Offering”). The June 2020 Registered Offering closed on June 8, 2020.

June 2020 Lock-Up Agreement

In connection with the June 2020 Registered Offering, the June 2020 Selling Shareholders, including each Reporting Person, agreed with the June 2020 Underwriters, pursuant to a lock-up agreement (each, a “June 2020 Lock-Up Agreement”), that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A ordinary shares or any other securities so owned convertible or exercisable or exchangeable for shares of Class A ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any economic consequences of ownership of the Class A ordinary shares (other than as contemplated by the June 2020 Underwriting Agreement or pursuant to certain other exceptions), without the prior written consent of Morgan Stanley & Co. LLC and Needham and Company, LLC, for a period of 90 days after the date of the final prospectus relating to the June 2020 Registered Offering.

References to and the descriptions of the June 2020 Underwriting Agreement and June 2020 Lock-Up Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the June 2020 Underwriting Agreement and June 2020 Lock-Up Agreement, which are filed as exhibits hereto and are incorporated by reference herein.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

“(a) The aggregate number of Class A ordinary shares and the percentage of total outstanding Class A ordinary shares beneficially owned by the Reporting Persons are set forth below. References to percentage ownerships of Class A ordinary shares in this Statement are based upon the 183,857,003 Class A ordinary shares of the Issuer outstanding as of June 4, 2020, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on June 4, 2020. The Reporting Persons may be deemed to beneficially own an aggregate of 47,530,468 Class A ordinary shares, which constitutes approximately 25.85% of China Online’s Class A ordinary shares, calculated in accordance with Rule 13d-3 under the Act.

SCCV V HOLDCO I beneficially owns 33,830,307 Class A ordinary shares, which represents approximately 18.4% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCVF V, as the parent company of SCCV V HOLDCO I, may be deemed to beneficially own 33,830,307 Class A ordinary shares, which represents approximately 18.4% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCVF MGMT V, as the general partner of SCCVF V, may be deemed to beneficially own 33,830,307 Class A ordinary shares, which represents approximately 18.4% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCG I HOLDCO A beneficially owns 13,700,161 Class A ordinary shares, which represents approximately 7.45% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCGF I, as the parent company of SCCG I HOLDCO A, may be deemed to beneficially own 13,700,161 Class A ordinary shares, which represents approximately 7.45% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCGF MGMT I, as the general partner of SCCGF I, may be deemed to beneficially own 13,700,161 Class A ordinary shares, which represents 7.45% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of each of SCCVF MGMT V and SCCGF MGMT I, may be deemed to beneficially own 47,530,468 Class A ordinary shares, which represents approximately 25.85% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, as the parent company of SCC HOLD, may be deemed to beneficially own 47,530,468 Class A ordinary shares, which represents approximately 25.85% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

NS, as the sole owner and the sole director of SNP, may be deemed to beneficially own 47,530,468 Class A ordinary shares, which represents approximately 25.85% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.”

CUSIP No. 16954L105	SCHEDULE 13D	Page 13 of 14

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A ordinary shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

This Amendment amends and supplements Item 7 of the Original Schedule 13D to add the following:

“99.7 Form of Underwriting Agreement, by and among China Online Education Group, the selling shareholders listed in Schedule II thereto and Morgan Stanley & Co. LLC and Needham & Company, LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 6-K filed with the Commission on June 3, 2020).

99.8 Form of Lock-Up Agreement, by and among each of the selling shareholders listed in Schedule II to the Underwriting Agreement and Morgan Stanley & Co. LLC and Needham & Company, LLC (incorporated by reference to Exhibit A to Exhibit 1.1 the Issuer’s Current Report on Form 6-K filed with the Commission on June 3, 2020).”

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 10, 2020

SCC VENTURE V HOLDCO I, LTD.

By: Sequoia Capital China Venture Fund V, L.P.
Its Member

By: SC China Venture V Management, L.P.
Its General Partner

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen*
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA VENTURE FUND V, L.P.

By: SC China Venture V Management, L.P.
Its General Partner

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen*
Title: Authorized Signatory

SC CHINA VENTURE V MANAGEMENT, L.P.

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen*
Title: Authorized Signatory

SCC GROWTH I HOLDCO A, LTD.

By: Sequoia Capital China Growth Fund I, L.P.
Its Member

By: Sequoia Capital China Growth Fund I Management, L.P.
Its General Partner

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen*
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P.

By: Sequoia Capital China Growth Fund Management I, L.P.
Its General Partner

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen*
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P.

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen*
Title: Authorized Signatory

SC CHINA HOLDING LIMITED

By: Neil Nanpeng Shen*
Title: Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

By: Neil Nanpeng Shen*
Title: Authorized Signatory

NAN PENG SHEN

By: Neil Nanpeng Shen*
*By:	/s/ Jung Yeon Son, Attorney-in-Fact